GRACIN & MARLOW, LLP

HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

March 25, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Parhaum Hamidi

   Staff Attorney

Re:	Petroteq Energy Inc.

Registration Statement on Form 10-12G

Filed February 11, 2019

File No. 0-55991

Dear Ms. Hamidi:

Thank you for your March 11, 2019 letter regarding Petroteq Energy, Inc. (“Petroteq” or the “Company”). In order to assist you in your review of the Company’s Registration Statement on Form 10-12G (File No. 0-55991), on behalf of the Company, we hereby submit a letter responding to the comments and Amendment No. 1 to the Form 10-12G (File No. 0-55991) marked to show changes. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Registration Statement on Form 10-12G

Business

Oil Sands Exploration and Processing Plant, page 1

1.	Revise your discussion relating to the 10,000 barrels of oil produced by the plant during 2015 to indicate the produced amount represents the total number of gross barrels produced, if true, and discuss the reason(s) for the difference between the 10,000 barrels “produced” and the 7,777.33 net barrels that were “sold.”

Response: We have added disclosure to explain the reason for the difference between the 10,000 barrels “produced” and the 7,777.33 net barrels that were “sold.”

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

March 25, 2019

2.	Provide us with a reconciliation that separately identifies and quantifies each individual factor, e.g. royalty interests and/or third-party non-operating working interests, etc., so that the 2,223 barrel difference between the produced and sold quantities of production for fiscal year 2015 is fully explained.

Response: We have added disclosure which explains the reason for the difference between the produced and sold quantities of production.

3.	Your disclosure indicates the processing plant recommenced operations at the end of May 2018; however production at full capacity, e.g. 1,000 barrels per day, is not anticipated until the last quarter of fiscal 2019. Explain the cause(s) for the delay and the extent that the delay materially impacts the requirements for continuous operations under the TMC Mineral Lease.

Response: We have added disclosure to explain the cause(s) for the delay and the extent that the delay materially impacts the requirements for continuous operations under the TMC Mineral Lease.

Resources and Mining Operations, page 2

4.	We note that you provide a tabular presentation relating to the developed and undeveloped acreage in the TMC Mineral Lease and in the SITLA Leases. However, the basis for determining the gross and net acres indicated by the description of such acreage, e.g. “gross acres (working interests & royalty)” and “net acres (100% working interests, less royalty)” appears to be inconsistent with the disclosure requirements under Item 1208 of Regulation S-K. Refer to the definitions of a gross acre and a net acre under Item 1208(c)(1) and (c)(2) of Regulation S-K, respectively, and revise your disclosure accordingly.

Response: We have revised the disclosure as requested.

The TMC Mineral Lease, page 2

5.	Expand your discussion of the TMC Mineral Lease to disclose your working interest percentage.

Response: We have expanded the discussion of the TMC Mineral Lease to disclose our working interest percentage.

6.	Expand your discussion of the royalties payable under the TMC Mineral Lease to disclose any additional royalties due others, such as the royalty due to the “Developer” of the Extraction Technology Process identified in Exhibit 10.1.

Response: We have revised the disclosure to add the royalties payable to the “Developer” of the Extraction Technology Process identified in Exhibit 10.1, which are the only other additional royalties due others.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

March 25, 2019

7.	Expand your disclosure of the average monthly production costs for fiscal year 2015 to clarify the extent that these figures reflect the individual cost items identified in your discussion of operating costs based on current prices.

Response: We have expanded our disclosure of the average monthly production costs for fiscal year 2015 to clarify the extent that these figures reflect the individual cost items identified in our discussion of operating costs based on current prices.

8.	Expand your disclosure to clarify that the monthly production costs shown for fiscal year 2015 include the costs for the oil sands ore, e.g. the costs related to the open pit mining operations including, but not limited to, the cost of mining, hauling and crushing the unprocessed ore for use in the processing plant. If these costs are not reflected in the 2015 figures as disclosed, modify your disclosure to additionally quantify these costs. This comment also applies to the information provided in the discussion of fixed and variable operating costs based on current prices.

Response: We have expanded our disclosure of the monthly production costs.

9.	Provide us with a breakdown in sufficient detail to identify and quantify the individual cost items reflected in the 2015 average production cost figures for each month presented.

Response: We have added a detailed breakdown of the individual cost items.

10.	The discussion of the production costs involved in your “Extraction Technology Process” indicates the cost figures, disclosed in terms of dollars per barrel, are based on “current prices.” Expand your disclosure to include the effective date upon which these estimates were made.

Response: We have expanded our disclosure to include the effective date upon which these estimates were made.

11.	Expand your disclosure to clarify the extent that production costs based on current prices are comparable to the average production costs for fiscal year 2015 and include an explanation for material differences in production costs, if any.

Response: We have expanded our disclosure to clarify the extent that production costs based on current prices are comparable to the average production costs for fiscal year 2015.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

March 25, 2019

12.	Expand the discussion relating to the purchaser of hydrocarbons produced from your plant to indicate the extent that you have firm arrangements for the sale of the anticipated volume of future production, including the forecast increases pursuant to the terms of the TMC Mineral Lease.

Response: We have expanded the discussion relating to the purchaser of hydrocarbons produced from our plant.

13.	Expand your disclosure to explain why the finished crude oil product produced and sold in fiscal year 2015 sold at a price representing a discount to the West Texas Intermediate Crude benchmark market price.

Response: We have expanded our disclosure to explain why the finished crude oil product produced and sold in fiscal year 2015 sold at a price representing a discount to the West Texas Intermediate Crude benchmark market price.

Permits and Taxes, page 5

14.	Tell us the status of the State of Utah Division of Oil, Gas, and Mining’s approval of your amended “Notice of Intention to Commence Large Mining Operations” filed on or about August 6, 2018.

Response: We expect the approval will be forthcoming in April 2019 and have added such disclosure to the Form 10.

Extraction Technology, page 6

15.	Tell us what percentage of the initial natural gas condensate volume used in your extraction and distillation processes is consumed as feedstock and what percentage is recovered and recycled.

Response: We have expanded our discussion to describe the percentage of the initial natural gas condensate volume used in your extraction and distillation processes is consumed as feedstock and what percentage is recovered and recycled.

16.	The description of your extraction technology indicates the hydrocarbons in the extracted bitumen are manipulated resulting in a sales product that is not bitumen, solvent or a blend of separate products and does not include diluent, but is a distinct product having its own specifications. If true, revise your disclosure of production provided on page 4 to indicate that the final sales product is synthetic oil. Refer to the definition of oil and gas producing activities and the disclosure requirements for oil and gas production in Rule 4-10(a)(16)(i)(D) of Regulation S-X and Item 1204(a) of Regulation S-K, respectively. This comment applies to the description of your final sales product throughout your filing.

Response: At our Utah oil sands processing facility, we use solvents and solvent compounds, combined with varying quantities (and percentages) of condensate, to extract crude bitumen oil and heavy oil from mined oil sands. Although the solvents mostly consist of synthetic chemical compounds, substantially all of these solvents are recovered from the bitumen and heavy oil stream after extraction. We then use the condensate – which is a naturally occurring crude oil in liquid form – as a feedstock with the crude bitumen and heavy oil to produce a final crude oil that, through our distillation processes and recovery techniques, provides the ability to make a heavier crude oil (with an API gravity range of 15-20) or a lighter crude oil (with an API gravity range up to 40). Our process produces a final or finished crude oil that consists, for the most part, of crude oil feedstocks and fractions (i.e. crude bitumen and heavy oil, combined with heavier or lighter fractions from condensate) to produce a distinct crude oil in final or finished form.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

March 25, 2019

In most instances, the synthetic chemical compounds contained in our solvents are removed from the crude bitumen and heavy oil stream, creating a final oil product that is, in our view, properly characterized as a final or finished crude oil. In other instances, depending on our target specifications for the final oil product, a relatively small amount of synthetic chemical compounds may remain in the finished crude oil product. However, it must be emphasized that the final oil product manufactured or produced at our Utah facility is consists substantially, if not all, of naturally occurring mineral oil feedstocks and fractions (i.e. crude bitumen and heavy oil combined with fractions from condensate that are synthesized into the final product through a distillation process), with relatively small amounts of solvents containing synthetic chemical compounds remaining. For these reasons, we believe it is more accurate to characterize the finished oil product at our facility as a “finished crude oil” and not a “synthetic oil”.

17.	On page 7, you state your expectation that your technology will be able to recycle 99% of the solvent is “based, among other things, on the results of third party tests of the different batches of the heavy oil that have been produced.” We note you in turn disclose on page 8 tests of oil sands from various countries, conducted in Russia and at your laboratory in San Diego. Please clarify if any such tests were conducted by third parties, and please identify those third parties. If all such tests were conducted internally, please revise to disclose the material details of the “third party tests” you mention on page 7.

Response: We have expanded the disclosure to clarify which tests were conducted by third parties and to identify those third parties.

The Oil Sands Market, page 7

18.	With respect to your disclosure on pages 7 to 8 of estimated oil sands resources in Asphalt Ridge, in Utah, and in the United States overall, please revise to clarify that the 2007 Report derived these estimates from source materials published in 1979, 1987, and 1993. We note in that regard the dates of the source materials for Table 3-5 and 3-6 on Resource 3.15 of the 2007 Report.

Response: We have clarified the dates of the source materials.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

March 25, 2019

19.	We note your disclosure on page 8 with regard to the tests of Russian oil sands, conducted in Ufa, Bashkorkostan. Please revise to specify the “industrial quantities” of heavy oil which your tests in Russia produced, and provide similar disclosure of the oil saturation of the oil sands samples from China, Indonesia and Jordan, as well as the testing process and quantified results with respect to those tests performed in your San Diego laboratory.

Response: We have expanded the disclosure to specify the “industrial quantities” of heavy oil which our tests in Russia produced, and similar disclosure of the oil saturation of the oil sands samples from China, Indonesia and Jordan,

20.	Your disclosure presents certain estimated quantities of oil-in-place relating to bitumen and heavy oil resources on pages 7 and 8 and the estimated quantities of contingent resources related to your lease acreage on pages 28, F-5, and F-41, that appear to conflict with guidance pertaining to disclosure of oil and gas activities pursuant to Items 1201(a) and 1201(c) of Regulation S-K. Specifically, the Instruction to Item 1202 of Regulation S-K, applicable by way of Instruction 2 to Item 4 of Form 20-F, generally prohibits disclosure in any document publicly filed with the Commission of estimates and values of oil and gas resources other than reserves. Therefore, if your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, please revise accordingly.

Response: We have deleted references to the estimated quantities of oil-in-place relating to bitumen and heavy oil resources on pages 7 and 8 and the estimated quantities of contingent resources related to your lease acreage on pages 28, F-5, and F-41

Petrobloq, LLC, page 9

21.	On page 9, you describe your August 2018 agreement with MehzOhanian to develop blockchain applications for Petrobloq. Please revise to disclose the material terms of this agreement and file it as an exhibit to your registration statement.

Response: We have added the material terms of the statements of work that were entered into with MehzOhanian and filed both statements of work entered into with MehzOhanian as exhibits. Please note that although the statements of work refer to a master services agreement, we did not enter into a master services agreement with MehzOhanian.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 35

22.	Please revise to disclose your material financial commitments and how you intend to fund them. For example, please disclose

●	the future advance royalty payments due under your lease;

●	“the capital needed to complete development of [your] Extraction Technology” as referenced in the fourth paragraph on page 35, including the costs of constructing your proposed second and third facilities or expanding your current facility; and

●	the remaining money due to FBCC under your agreement.

Response: We have added disclosure regarding our material financial commitments and how we intend to fund them.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

March 25, 2019

Refer to Item 303(a)(1) and (2) of Regulation S-K

Properties, page 36

23.	Please disclose the cost and function of your San Diego research laboratory referred to on page 8.

Response: We have disclosed the cost and function of our San Diego research laboratory.

Financial Statements - General, page F-1

24.	We note that your financial statements have been prepared in accordance with IFRS. Please address Note 1 to Article 8 of Regulation S-X, as it pertains to the requirement to prepare your financial statements in accordance with generally accepted accounting principles in the United States.

Response: We have revised the financial statements to present then in accordance with GAAP.

Independent Auditor’s Report, page F-36

25.	We note that the auditor has not adhered to various PCAOB requirements in drafting the audit opinion. For example, there is no reference to “standards of the Public Company Accounting Oversight Board (United States)” in describing the professional standards applied in conducting the audits, and no reference to the independence requirements. Please refer to AS 3101 of the PCAOB (formerly PCAOB Auditing Standard 1), and make arrangements with your auditor to obtain and file an audit report that is consistent with all requirements.

Response: We have filed a new audit opinion.

* * *

Petroteq acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. Petroteq acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. Petroteq acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

March 25, 2019

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	David Sealock

Petroteq Energy Inc.